Exhibit 12b

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	Dec. 31, 2011	Dec. 31, 2010*	Dec. 31, 2009*	Dec. 31, 2008*	Dec. 31, 2007*	Dec. 31, 2006*
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$49,858	$42,378	$36,226	$47,456	$50,230	$51,422
Other Interest (1)	1,127	433	1,571	1,367	4,538	6,436
Interest on Capital Lease Obligations	44,874	52,534	53,670	57,252	64,477	72,556
Estimated Interest Portion of Rental Expense	795	72	106	130	160	188

Total Fixed Charges	$96,654	$95,417	$91,573	$106,205	$119,405	$130,602

Net Income	$85,334	$108,260	$90,688	$7,206	$55,591	$67,306

Add (Deduct):
(Income) Losses from Equity Investees	—	—	—	(1,381)	—	(320)
Income Taxes	52,000	59,936	54,220	12,729	36,940	42,845
Total Fixed Charges	96,654	95,417	91,573	106,205	119,405	130,602

Total Earnings before Taxes and Fixed Charges	$233,988	$263,613	$236,481	$124,759	$211,936	$240,433

Ratio of Earnings to Fixed Charges	2.421	2.763	2.582	1.175	1.775	1.841

*	As revised. See Note 1 to the financial statements for more information.

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.